Filed Pursuant to Rule 433
Registration No. 333-127913

PRICING TERM SHEET

Underwriting Agreement dated June 7, 2006

Designation:	6% Senior Notes, Series K, due 2016
Principal Amount:	$350,000,000
Maturity:	June 1, 2016
Coupon:	6%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2006
Treasury Benchmark:	UST 5.125% due May 15, 2016
Treasury Price:	100-24
Treasury Yield:	5.028%
Reoffer Spread:	1.02%
Yield to Maturity:	6.048%
Price to Public:	99.647% of the principal amount thereof
Redemption Terms:
Make-whole call:	At any time at a discount rate of the Treasury Rate plus 20 basis points
Minimum Denomination:	$1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
Co-Managers:	Huntington Capital Corp. NatCity Investments, Inc.
Settlement Date:	June 12, 2006 (T+3)
Ratings:	A3 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings Ltd.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.